Exhibit 99.1

Pembina Pipeline Takes Action to Protect Stakeholders and Significantly Reduces 2020 Capital Spending in Response to the Recent Decline in Global Energy Prices

All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), the ratio of adjusted funds from operations to adjusted debt, and fee-based distributable cash flow, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information see "Non-GAAP Measures" herein.

CALGARY, March 18, 2020 /CNW/ - In response to the COVID-19 pandemic and the recent significant decline in global energy prices, Pembina Pipeline Corporation ("Pembina" or the "Company") is taking action to protect all of our stakeholders. Pembina's action plan is focused on protecting the health of our employees and communities and ensuring a decisive response for customers and investors including a $900 million to $1.1 billion overall reduction to the Company's 2020 capital spending plans.

"In these challenging times, Pembina's priorities include protecting the health and safety of our staff and communities, ensuring critical infrastructure continues to operate safely and reliably, and maintaining our strong financial position. We are confident we are taking the necessary steps to allow us to successfully achieve these objectives," stated Mick Dilger, Pembina's President and Chief Executive Officer.

Mr. Dilger added, "Over the past many years, Pembina has been making its business better, not just bigger, through focused diversification efforts. The acquisition of high-quality assets such as the Alliance and Cochin pipelines and the Edmonton Terminal storage assets, combined with the development of highly contracted assets such as the Peace Pipeline system and the Duvernay Complex, has diversified Pembina across commodities and credit-worthy counterparties, while also substantially growing our basin and currency diversification. These actions, combined with our self-funding model, strong balance sheet and high contract quality all result in a high-quality, resilient cash flow stream, which allows us to protect our dividend, as we have always done through past downturns.

We have many levers at our disposal. We entered 2020 expecting a more tempered contribution from our commodity business relative to the past two years, as reflected in our guidance range. Based on the resilience of the business and the decisive actions we are announcing today, we remain within our projected guidance range, while still maintaining significant future upside given our suite of high-quality growth projects and strong financial position."

"I want to thank our amazing employees who have successfully transitioned to a 'work-from-home' environment in such a short time. Despite recent events, we are executing well and are confident that we can meet the expectations of all of Pembina's stakeholders," concluded Mr. Dilger.

Doing our part to protect people and communities

Safety is our first priority at Pembina and we continue to take steps to protect the health of our staff and the public in response to the COVID-19 pandemic.

COVID-19 is a global public health challenge and we are doing our part in support of government and community efforts to slow down the spread of the virus. In line with recommendations from health authorities, we have restricted business travel, cancelled large group meetings and are requiring non-essential employees and contractors who can work from home to do so.

Doing our part for customers

Pembina has taken steps to determine the essential staff and critical infrastructure required to ensure uninterrupted service to our customers while maintaining the safety of our assets, employees and other stakeholders. We are focused on processing and transporting the maximum amount of product for our customers, thus supporting their cashflow.

Taking immediate and decisive action for investors

In light of the rapid and significant decline in global energy prices and uncertainty as to the duration of this downturn, Pembina has made the prudent decision to defer some of its previously announced expansion projects to reflect the current market reality. The following projects will be deferred:

  Peace Pipeline Phase VII, VIII and IX expansions, representing $1.55 billion of total capital;
  Empress Co-generation Facility, representing $120 million of capital;
  Prince Rupert Terminal Expansion, representing $175 million of capital; and
  Pembina's investment in the integrated propane dehydrogenation plant and polypropylene upgrading facility, representing $2.7 billion of capital, net to Pembina.

In addition to deferring capital spending on these major projects, additional discretionary capital spending has been removed from Pembina's 2020 capital budget.

The impact of these measures results in a reduction of $900 million to $1.1 billion, or approximately 40 to 50 percent, to the Company's previously announced 2020 capital budget of $2.3 billion. Pembina now expects its revised 2020 capital budget to be $1.2 billion to $1.4 billion. These spending reductions will be directed towards reducing Pembina's leverage and enhancing its financial position. Importantly, these measures will have no impact on Pembina's existing base business or its ability to continue to operate safely and reliably.

Pembina will advance its focus on optimization activities, which we believe can create additional incremental pipeline capacity with minimal capital spending and support producers' near-term production growth. Additionally, we intend to focus our remaining capital spending on key constrained segments of the pipelines to ensure maximum flexibility to meet customers' needs and fulfill existing producer volume commitments.

Planning, engineering and regulatory work done to date on the deferred projects will allow Pembina to quickly resume these projects to meet our customers' needs when global energy prices and the broader economic environment support such action. Until then, we will continue to work with our producing customers to evaluate their midstream service needs in light of the current commodity price environment.

Given their advanced stage of construction, Pembina still expects to place approximately $1.3 billion, net to Pembina, of new projects into service during 2020, including the Peace Pipeline Phase VI Expansion, Duvernay III, Empress Fractionation, Hythe Developments and the initial phase of the Prince Rupert Terminal, among others, to support Pembina's growth in 2020 and beyond.

The deferred projects were expected to come into service largely in 2021 through 2023 and therefore will not materially impact Pembina's 2020 adjusted EBITDA. At this time, Pembina believes it has taken action, which will enable the Company to remain within the previously disclosed guidance range, albeit forecasted to be near the lower end thereof.

"Pembina's business is resilient and remains strong in the face of these current challenges. An unwavering commitment to our financial guardrails has been a guiding principle for many years and, as a result, Pembina is well positioned. These guardrails, in addition to actions recently taken, highlight our ability to preserve our already strong balance sheet while funding our ongoing business, including the reduced 2020 capital program," said Scott Burrows, Pembina's Senior Vice President and Chief Financial Officer.

  The underlying business remains highly contracted, with approximately 85 percent of 2019 adjusted EBITDA supported by long-term, fee-based contracts, including approximately 62 percent coming from cost-of-service or take-or-pay contracts with no volume or price risk.
  Direct commodity exposure in Pembina's business is limited to the Marketing & New Ventures Division. The Marketing & New Ventures Division represented approximately 15 percent of Pembina's overall adjusted EBITDA in 2019 and approximately 45 percent was generated by natural gas and natural gas liquids marketing activities and 55 percent by crude oil and condensate marketing activities. In 2020, Pembina has hedged 50 percent of its frac spread exposure, excluding Aux Sable, at average levels for the calendar year which are approximately 70 to 80 percent above the forward strip implied levels as of March 17, 2020.
  Approximately 80 percent of the Company's credit exposure is with investment grade and split-rated counterparties as well as counterparties secured by letters of credit. Further, non-investment grade and split-rated counterparty exposure is diversified across various industries.
  The balance sheet is strong. Pembina is rated BBB with a Stable outlook by Standard & Poor's ("S&P") and BBB with a Stable trend by DBRS Limited. During the last oil price shock in 2014-2016, Pembina's BBB rating remained intact and the Company is fully committed to protecting its BBB rating once again. For the year ended December 31, 2019, Pembina's ratio of adjusted funds from operations to adjusted debt, as defined by S&P's methodology, was 18.4 percent, which is comfortably within the upper end of the agency's stipulated range for a BBB rating for Pembina of 15 to 20 percent. After normalizing for the effect of the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline, namely the December 16, 2019 closing date, 16 days of contribution to our 2019 results and the debt funding incurred, that same ratio was approximately 23 percent – significantly above the BBB range.
  Pembina has ample liquidity, with $1.5 billion of available cash and borrowing capacity on its credit facility as of March 17, 2020, plus an additional $750 million of capacity through an accordion feature (subject to the usual conditions, including consent of the lenders) and this facility does not mature until 2024. The overall weighted average life of Pembina's debt is 12.7 years, with only $73 million of medium-term notes maturing in 2020 and less than 15 percent of Pembina's debt maturities occurring through 2022.
  Pembina's common share dividend of $0.21 per share per month is more than covered by fee-based cash flows, meaning the Company is not reliant on the direct commodity price exposed portion of the business to support the dividend. In 2019, Pembina's common share dividend represented only 73 percent of fee-based distributable cash flow, or an all-in dividend payout ratio of 54 percent. As well, following the $0.01 per share increase to Pembina's monthly dividend that took effect in January 2020, the Company's Board of Directors does not intend to proceed with an additional dividend increase for the remainder of 2020.
  Pembina is continuing to progress work started earlier this year to pursue non-core assets sales in the range of $200 to $500 million.

Pembina's greatest assets are our people and the relationships we have with our customers, investors and the communities in which we have a presence. We will continue to keep our stakeholders top of mind and supported as we navigate through these events. We stand by prepared to adjust our response as needed and will continue to base our decisions on recommendations from public health experts, our ongoing evaluation of global energy prices and the impact on Pembina's and our customers' businesses.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy, including the reduction to its 2020 capital spending program, the deferral of certain expansion projects and the pursuit of certain non-core asset sales; capital spending plans and expectations, including the focus on reducing leverage; expected financial results and performance for 2020; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our services; expectations regarding new corporate developments; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders and including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the strength and operations of the oil and natural gas production industry and related commodity prices; the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the acquisition of Kinder Morgan Canada Limited and the U.S. portion of the Cochin Pipeline), integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to widespread epidemics or pandemic outbreaks, including the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

The estimates of 2020 adjusted EBITDA set forth in this press release may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and future-oriented financial information contained in this press release about prospective financial performance (including future expected adjusted EBITDA) are based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available and to become available in the future. These projections contain forward-looking statements and are based on a number of material assumptions and factors set out above. Actual results may differ significantly from the projections presented herein. See above for a discussion of the risks that could cause actual results to vary. The future-oriented financial information and financial outlook contained in this press release have been approved by management as of the date of this press release. Readers are cautioned that any such financial outlook and future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. Pembina and its management believe that the prospective financial information has been prepared on a reasonable basis, reflecting management's best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected course of action. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

This list of risk factors above should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms adjusted EBITDA, including 2020 adjusted EBITDA guidance, the ratio of adjusted funds from operations to adjusted debt and fee-based distributable cash flow, which do not have any standardized meaning under GAAP. Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under GAAP.  The ratio of adjusted funds from operations to adjusted debt is a ratio defined and used by Pembina's rating agencies in the evaluation of the Company's credit worthiness. Fee-based distributable cash flow is defined as wholly owned fee-based adjusted EBITDA plus the fee-based portion of distributions from equity accounted investees, less preferred share dividends, interest and illustrative cash taxes. Management believes fee-based distributable cash flow provides investors with a useful figure, which shows Pembina's historical ability to pay dividends on its common shares.  The measures should not be considered in isolation or used in substitute for measures of performance prepared in accordance with GAAP.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the year ended December 31, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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For further information: For media inquiries, please contact 403-691-7601 or media@pembina.com. Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 18-MAR-20